EXHIBIT 4.1
DESCRIPTION OF SHARE CAPITAL

The following information describes our common stock, as well as certain provisions of our amended and restated certificate of incorporation (the “Charter”) and amended and restated bylaws (the “Bylaws”). This description is only a summary. You should also refer to our Charter and Bylaws, which have been filed with the SEC.

Share Capital

Our Charter authorizes 201,000,000 shares of capital stock, which consist of:

•200,000,000 shares of common stock with a $0.10 par value per share; and
•1,000,000 shares of undesignated preferred stock with a $1.00 par value per share.

General

As of May 23, 2019, there were 68,972,247 shares of common stock issued and outstanding, held of record by approximately 1,457 stockholders, although we believe that there may be a significantly larger number of beneficial owners of our common stock. We derived the number of stockholders by reviewing the listing of outstanding common stock recorded by our transfer agent as May 23, 2019.

The following is a summary of the material provisions of the common stock and preferred stock provided for in our Charter and Bylaws. For additional detail about our capital stock, please refer to our Charter and Bylaws, each as amended.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as the board of directors of our company (the “Board”) may from time to time determine. Upon liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities and the liquidation preference of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing on the NYSE

Our common stock is listed on the New York Stock Exchange under the symbol “RAMP.” The transfer agent and registrar for the common stock is Computershare Investor Services. Its address is 7557 Rambler Road, Suite 800A, Dallas, TX 75231, and its telephone number is (979) 691-6033.

Preferred Stock

Under the terms of our Charter, the Board has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series. The Board is able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights,

EXHIBIT 4.1
voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. We have no present plan to issue any shares of preferred stock.

The issuance of preferred stock would affect, and could adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:
•restricting dividends on the common stock;
•diluting the voting power of the common stock;
•impairing the liquidation rights of the common stock; or
•delaying or preventing changes in control or changes in the management of our company.

Effect of Certain Provisions of the Delaware Anti-Takeover Statute and our Charter and Bylaws

Some provisions of Delaware law and our Charter and Bylaws contain provisions that could make the following transactions more difficult:
•acquisition of us by means of a tender offer;
•acquisition of us by means of a proxy contest or otherwise; or
•removal of our incumbent officers and directors.

Those provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware (“Section 203”), which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not excluded for the purposes of determining the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or the outstanding stock of the corporation involving the interested stockholder; subject to certain exceptions,
•any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

EXHIBIT 4.1
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Fair Price Provision

In addition to the approval requirements of business combinations under Delaware law, which may have the effect of deterring hostile takeovers or delaying changes in control or changes in our management, our Charter includes what is typically referred to as a “fair price provision.” Generally, this provision of our Charter provides that a business combination requires approval by the affirmative vote of at least 80% of the voting power of the then-outstanding shares of our capital stock entitled to vote, unless (a) the business combination is approved by a majority of the disinterested directors or (b) certain specified minimum price criteria and procedural requirements that are intended to assure an adequate and fair price under the circumstances are satisfied. For purposes of our Charter, a “business combination” is defined to include any of the following:
•any merger or consolidation of our company or any majority-owned subsidiary with (a) any interested stockholder or (b) any other person (whether or not itself an interested stockholder) that is, or after such merger or consolidation would be, an affiliate of an interested stockholder;
•any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder of any assets of our company or of any majority-owned subsidiary which have an aggregate fair market value of $10 million or more;
•the issuance or transfer by us or by any majority-owned subsidiary (in one transaction or series of transactions) of any of our securities or the securities of any majority-owned subsidiary to an interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10 million or more;
•the adoption of any plan or proposal for the liquidation or dissolution of our company proposed by or on behalf of any interested stockholder or any affiliate of any interested stockholder;
•the adoption of any plan of share exchange between our company or any majority-owned subsidiary with any interested stockholder or any other person which is, or after such share exchange would be, an affiliate of any interested stockholder; or
•any reclassification of securities (including any reverse stock split) or recapitalization of our company or any merger or consolidation of our company with any of our majority-owned subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our or any majority-owned subsidiary’s equity securities that is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.

Under our Charter, an “interested stockholder” essentially includes any person who is the beneficial owner of 5% or more of our voting capital stock or is an affiliate of ours and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 5% or more of our voting capital stock. A “disinterested director” essentially refers to a director that is not affiliated with the interested stockholder and was a member of the Board prior to the time that the interested stockholder became an interested stockholder.

Supermajority Stockholder Approval of Extraordinary Transactions

Our Charter also provides that any merger or consolidation of our company with any other person, any sale, lease, exchange, mortgage, pledge, transfer or other disposition by us of our property or assets, and any dissolution or liquidation or revocation thereof that Delaware law requires be approved by the holders of common stock must be approved by the affirmative vote of at least two-thirds of the holders of our common stock.
3